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SEC FILE NUMBER
0-49790

CUSIP NUMBER
92343X100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Verint Systems Inc.

Full Name of Registrant
N/A

Former Name if Applicable

330 South Service Road

Address of Principal Executive Office (Street and Number)
Melville, New York 11747

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Verint Systems Inc. (“Verint”, the “Company”, “we”, “us”, and “our”) plans to file its Annual Report on Form 10-K for the year ended January 31, 2010 no later than the fifteenth calendar day following the prescribed due date.
     The Company’s Annual Report on Form 10-K for the year ended January 31, 2010 has been delayed due to the compressed timeframe stemming from its filing of two Annual Reports on Form 10-K covering the four fiscal years through the period ended January 31, 2009 during the four weeks preceding this filing. Because of this compressed timeframe to prepare the Annual Report on Form 10-K for the year ended January 31, 2010, this delay could not be eliminated by the Company without unreasonable effort or expense. The delay in filing the Company’s periodic reports with the Securities and Exchange Commission (the “SEC”) was due to the previously announced completed accounting reviews and internal investigations at Verint’s majority stockholder, Comverse Technology Inc. (“Comverse”), and at Verint, together with the resulting completed restatement of certain items in Verint’s previously filed historical financial statements for periods through October 31, 2005, all of which were described in Verint’s comprehensive Annual Report on Form 10-K for the years ended January 31, 2008, 2007, and 2006 (the “Comprehensive Form 10-K”) filed with the SEC on March 17, 2010. The Comverse investigation, conducted by a special committee of Comverse’s board of directors, primarily related to Comverse’s practices and accounting for stock options, reserves, and certain other accounting areas. Verint’s internal investigation primarily related to Verint’s practices and accounting for reserves in periods prior to the year ended January 31, 2003, and was triggered by the Comverse investigation. Verint’s accounting reviews primarily related to the Company’s historical revenue recognition methodology. Please see Verint’s Comprehensive Form 10-K for a more detailed explanation of the facts and circumstances giving rise to the Company’s filing delay and the impact of the Comverse investigation, the Company’s internal investigation, and the Company’s accounting reviews on Verint and its financial statements.
     Note: Certain statements and information in this Form 12b-25 that involve expectations, plans, intentions or strategies regarding the future are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. They are often identified by words such as “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “estimates” and similar expressions and statements about present trends and conditions that may extend into the future. These statements are not facts and are based upon information available to the Company as of the date of this document. The Company assumes no obligation to revise or update any such forward-looking statement except as otherwise required by law. Forward-looking statements believed true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and, among other things, may cause (i) further delays in the filing of our Annual Report on Form 10-K for the year ended January 31, 2010 and (ii) actual results to differ materially from our current expectations. Some of the factors that could cause further delays in the filing of our Annual Report on Form 10-K for the year ended January 31. 2010 or actual future results or conditions to differ materially from current expectations include: risks relating to the filing of our SEC reports, including the occurrence of known contingencies or unforeseen events that could delay our plan for completion of our outstanding and future financial statements, management distraction, and significant expense; risk associated with the SEC’s initiation of an administrative proceeding on March 3, 2010 to suspend or revoke the registration of our common stock under the Securities Exchange Act of 1934 due to our previous failure to file an annual report on either Form 10-K or Form 10-KSB since April 25, 2005 or quarterly reports on either Form 10-Q or Form 10-QSB since December 12, 2005; risks that the compressed timeframe stemming from the filing of two Annual Reports on Form 10-K covering the four fiscal years through the period ended January 31, 2009 during the four weeks preceding this filing may cause us to be delayed in the completion of the audit of our financial statements for the year ended January 31, 2010, resulting in a default under our credit facility if our audited January 31, 2010 financial statements are not delivered to the lenders by May 1, 2010 and an event of default if not delivered to the lenders by May 31, 2010 (which could result in the holders of the debt declaring all amounts outstanding to be immediately due and payable); risks related to the announcement by Standard & Poor’s (“S&P”) on January 29, 2010 that our credit rating had been placed on CreditWatch Developing, or that S&P could downgrade our credit rating; risks associated with being a consolidated, controlled subsidiary of Comverse and formerly part of Comverse’s consolidated tax group, including risk of any future impact on us resulting from Comverse’s special committee investigation and restatement or related effects, and risks related to our dependence on Comverse to provide us with accurate financial information, including with respect to stock-based compensation expense and net operating loss carryforwards (“NOLs”) for our financial statements; uncertainty regarding the impact of general economic conditions, particularly in information technology spending, on our business; risk that our financial results will cause us not to be compliant with the leverage ratio covenant under our credit facility or that any delays in the filing of future SEC reports could cause us not to be compliant with the financial statement delivery covenant under our credit facility; risk that customers or partners delay or cancel orders or are unable to honor contractual commitments due to liquidity issues, challenges in their business, or otherwise; risk that we will experience liquidity or working capital issues and related risk that financing sources will be unavailable to us on reasonable terms or at all; uncertainty regarding the future impact on our business of our internal investigation, restatement, extended filing delay, and the SEC’s administrative proceeding, including customer, partner, employee, and investor concern and potential customer and partner transaction deferrals or losses; risks relating to the remediation or inability to adequately remediate material weaknesses in our internal controls over financial reporting and relating to the proper application of highly complex accounting rules and pronouncements in order to produce accurate SEC reports on a timely basis; risks relating to our implementation and maintenance of adequate systems and internal controls for our current and future operations and reporting needs; risk of possible future restatements if the special processes used to prepare our current and historical financial statements or the regular recurring processes that will be used to produce future SEC reports are inadequate; risk associated with current or future regulatory actions or private litigations relating to our internal investigation, restatement, or delay in timely making required SEC filings; risk that we will be unable to re-list our common stock on NASDAQ or another national securities exchange and maintain such listing; risks associated with Comverse controlling our board of directors and a majority of our common stock (and therefore the results of any significant stockholder vote); risks associated with significant leverage resulting from our current debt position; risks due to aggressive competition in all of our markets, including with respect to maintaining margins and sufficient levels of investment in the business and with respect to introducing quality products which achieve market acceptance; risks created by continued consolidation of competitors or introduction of large competitors in our markets with greater resources than us; risks associated with significant foreign and international operations, including exposure to fluctuations in exchange rates; risks associated with complex and changing local and foreign regulatory environments; risks associated with our ability to recruit and retain qualified personnel in all geographies in which we operate; challenges in accurately forecasting revenue and expenses; risks associated with acquisitions and related system integrations; risks relating to our ability to improve our infrastructure to support growth; risks that our intellectual property rights may not be adequate to protect our business or that others may make claims on our intellectual property or claim infringement on their intellectual property rights; risks associated with a significant amount of our business coming from domestic and foreign government customers; risk that we improperly handle sensitive or confidential information or perception of such mishandling; risks associated with dependence on a limited number of suppliers for certain components of our products; risk that we are unable to maintain and enhance relationships with key resellers, partners and systems integrators; and risk that use of our NOLs or other tax benefits may be restricted or eliminated in the future; and other risks described in filings with the SEC, including our Annual Report on Form 10-K for the year ended January 31, 2009. All documents are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint’s website at www.verint.com.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter Fante	631	962-9600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

         Verint has not filed its Quarterly Report on Form 10 Q for the fiscal quarter ended April 30, 2009.
         Verint has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009.
         Verint has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Based on the status of the preparation of our financial statements as of and for the year ended January 31, 2010, the Company expects the following variances in the results of operations for the year ended January 31, 2010 as compared to the results of operations in the year ended January 31, 2009. As noted above, our financial statements for the year ended January 31, 2010 are not yet finalized and the information presented for that period below is based on preliminary results and so is subject to change; such changes may be material.
        Revenue. Our revenue increased by approximately $34.5 million, or 5%, to approximately $704 million in the year ended January 31, 2010 from $669.5 million in the year ended January 31, 2009. Revenue for Verint’s Workforce Optimization segment increased by $22.6 million, or 6%, and revenue for Verint’s Video Intelligence segment increased $18.0 million or 14%. These increases were offset by a decrease in revenue for Verint’s Communications Intelligence segment of $6.2 million, or 3%. Revenue for Verint’s Workforce Optimization, Video Intelligence, and Communications Intelligence accounted for 53%, 21% and 26% of revenues for the year ended January 31, 2010, and 53%, 19% and 28% of revenues for the year ended January 31, 2009, respectively.
        Gross Profit. Our gross profit increased by approximately $52.7 million, or 13%, to approximately $464 million in the year ended January 31, 2010 from $411.3 million in the year ended January 31, 2009. Gross margins increased to 66% for the year ended January 31, 2010 compared to 61% for the year ended January 31, 2009. The increase in gross profit was primarily due to higher revenue and higher gross margins in our Workforce Optimization and Video Intelligence segments, partially offset by lower revenue and lower gross margin in our Communication Intelligence segment.
        Operating Expenses. Prior to giving effect to potential impairment charges, operating expenses decreased by approximately $28.3 million, or 7%, to approximately $398 million in the year ended January 31, 2010 from $426.3 million in the year ended January 31, 2009 primarily due to the absence of impairments of goodwill and other acquired intangible assets in the year ended January 31, 2010 compared to $26.0 million in impairments of goodwill and other acquired intangible assets in the year ended January 31, 2009. Our operating expenses for the year ended January 31, 2010 do not reflect potential impairments of goodwill and other acquired intangible asset charges because we have not yet completed the impairment testing for this period.
         Operating Income (Loss). Primarily for the reasons stated above, operating income increased by approximately $81.0 million to approximately $66 million in the year ended January 31, 2010 from a loss of $15.0 million in the year ended January 31, 2009.
        Net Income (Loss) applicable to Verint Systems Inc. common shares. Net income applicable to Verint Systems Inc. common shares increased by approximately $95.5 million to approximately $2 million in the year ended January 31, 2010 from a loss of $93.5 million in the year ended January 31, 2009 primarily for the reasons stated above as well as a decrease in our income tax provisions.

Verint Systems Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 19, 2010	By	/s/ Douglas Robinson

Douglas Robinson
Chief Financial Officer